

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 22, 2008

Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5

      Re: **Yamana Gold Inc.**
                 Form 40-F for Fiscal Year Ended December 31, 2007
                 Filed April 1, 2008
                 File No. 001-31880

Dear Mr. Main:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jill S. Davis
                        Branch Chief